UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2009

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated July 9, 2009.

Exhibit 99.1

GOLAR LNG AND PTTEP ANNOUNCE AGREEMENT TO JOINTLY DEVELOP AUSTRALIAN FLNG OPPORTUNITY

Further to the Golar LNG (“Golar”) announcement in August 2008 of the MOU signed between Golar and PTT Exploration and Production Public Company Limited (“PTTEP”) of Thailand covering the joint development of Floating LNG (FLNG) opportunities, Golar is very pleased to advise that it has signed an agreement with PTTEP to jointly enter into Front End Engineering and Design (FEED) studies for the proposed Australian FLNG project located in North West Australia.

Agreement in principle has also been reached on the commercial structuring of the Australian FLNG project which provides for Golar to participate in the gas value chain on a 50:50 basis with PTTEP. It is intended that Golar will farm into the gas reserves held by PTTEP resulting from its recent acquisition of Coogee Resources Limited.

Golar Management’s CEO, Gary Smith commented “in line with the intention signaled last year when signing our MOU with PTTEP, both companies have moved quickly and decisively toward establishing a credible, attractive and aligned FLNG business. We are extremely pleased to be working with PTTEP in the area of FLNG and see the very material progress made over the past year as building a solid foundation for future growth. PTTEP has a clear strategy to expand its E&P business internationally and brings to the partnership strong capabilities that are complementary to Golar's floating mid-stream capability.”

Mr. Smith went on to say, “Progress made in the area of FLNG announced today, our growing portfolio of floating storage and regasification projects, the development of the Gladstone Fisherman's Landing LNG project and new opportunities establishes Golar as a clear innovator and leader in developing profitable mid-stream LNG solutions.”

Golar recently announced that it intended to restructure the Company to form a subsidiary company that will be focused on project development, both FSRU projects and liquefaction projects. The development of this FLNG opportunity will clearly form an important part of this new Company. In due course the new Company will likely raise additional capital and will seek a separate listing. We see great opportunities for Golar to play an important part in developing the LNG market by providing new technology and flexible mid stream solutions to meet the needs of our close customers. Such a development should be highly beneficial for Golar's shareholders.

PTTEP is a national petroleum exploration and production company dedicated to providing a sustainable petroleum supply to Thailand and in the countries they operate. A top-ten publicly-listed company in the Stock Exchange of Thailand, PTTEP operates more than 40 projects around the world and has a workforce of over 2,000. PTTEP commits to developing natural resources while preserving environment, promoting education and assimilating to the countries' society where we operate. PTTEP agreed to acquire Australian producer Coogee Resources Limited in a cash transaction concluded in February 2009. Since then, the company name was changed from Coogee Resources Limited and is now known as PTTEP Australasia Pty Ltd, a subsidiary of PTTEP based in Western Australia and engages in investment in, and development of, oil and gas exploration and production assets in Australia.

Golar LNG is a leading independent owner and operator of LNG ships, providing both traditional LNG transportation services and more recently floating storage and regasification unit (FSRU) solutions. Golar's demonstrated ability to deliver FSRU’s against a wide range of functional requirements has provided a strong basis on which to build a FLNG business. The move into FLNG is consistent with the companies stated strategy of developing a comprehensive mid stream business and should over time further strengthen the company and provide significant upside to shareholders.

July 9, 2009

Golar LNG Limited
Hamilton, Bermuda

Questions should be directed to:

Golar Management Ltd - +44 207 063 7900:
Gary Smith: Chief Executive Officer
Graham Robjohns: Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: July 9, 2009	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer